

Mail Stop 3561

May 19, 2006

U.S. mail and fax (516) 803-1185
Mr. Michael P. Huseby
Executive Vice President and Chief Financial Officer
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714

> **Re:** **Cablevision Systems Corporation**
> **CSC Holdings, Inc.**
> **Forms 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 2, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File Nos. 1-14764 and 1-9046**

Dear Mr. Huseby:

    We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Michael P. Huseby
Cablevision Systems Corporation
May 19, 2006
Page 2

Form 10-K for Fiscal Year Ended December 31, 2005

Selected Financial Data, pages 43 and 45

1.   Please refer to footnote (3). Tell us and disclose why you are excluding the
        revenues of Lightpath for the fourth quarter in the period.

Consolidated Statements of Cash Flows, page I-8

2.   Please present your provision for doubtful accounts as an adjustment to net cash
        provided by operating activities.

Note 8. Intangible Assets, page I-31

3.   Please tell us the factors you considered in determining that your sports franchises
        are indefinite-lived intangible assets under paragraph 11 of FAS 142.

Note 17. Contractual Obligations, page I-56

4.   Please tell us how you are accounting for the put and call options. Include in your
        response references to the appropriate accounting literature.

Note 20. Segment Information, page I-61

5.   Please delete "unaudited" from "Adjusted operating cash flow from continuing
        operations."

Note 22. Other Matters, page I-66

6.   Please refer to the litigation settlement with Time Warner Entertainment, L.P.
        Provode is with specific details of the settlement agreement. Also, tell us why it
        is appropriate to capitalize the $74 million settlement payment and amortize it
        over the remaining 13 year life of the extended AMC agreement. Include in your
        response references to the appropriate accounting literature.

                                     *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director